

August 31, 2022

Leaf Hua Li
Chief Executive Officer
Futu Holdings Limited
11/F, Bangkok Bank Building
No. 18 Bonham Strand W, Sheung Wan
Hong Kong S.A.R., People's Republic of China

> **Re: Futu Holdings Limited**
> **Annual Report on Form 20-F**
> **Filed March 18, 2022**
> **File No. 001-38820**

Dear Mr. Li:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Annual Report on Form 20-F

General

1.   In future filings, please update your discussion of the Holding Foreign Companies Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Please include the proposed disclosure in your response letter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance